

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4720

August 25, 2009

*By U.S. Mail and Facsimile to: (201) 915-5480*

Linda A. Niro
Executive Vice President and Chief Financial Officer
Provident Financial Services, Inc.
830 Bergen Avenue
Jersey City, New Jersey 07306-4599

      **Re:    Provident Financial Services, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2008**
             **Form 8-K filed on March 3, 2009**
             **Form 10-Q for the Quarterly Period Ended March 31, 2009**
             **File No. 001-31566**

Dear Ms. Niro:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      William Friar
                      Senior Financial Analyst